Exhibit 99.1

COMPTON TO HOLD 2010 YEAR-END CONFERENCE CALL & WEBCAST

CALGARY, Feb. 18 /CNW/ - Compton Petroleum Corporation (TSX: CMT) expects to issue a news release for its 2010 year-end financial, operating and reserves results on Thursday, February 24, 2011, after market close. The Corporation's results will also be made available at www.comptonpetroleum.com.

Subsequent to the release, Compton will host a conference call and web cast with the investment community to discuss the Corporation's 2010 results on Friday, February 25, 2010 at 8:00 a.m. MST (10:00 a.m. EST). The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy.

To participate in the conference call, please contact the conference operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. A live audio web cast of the conference call will also be available on Compton's website at www.comptonpetroleum.com.

The web cast will be archived two hours after the presentation on the web site, and posted on the web site for 90 days. A replay of the call will be available until March 4, 2011 by dialling 1-800-642-1687 or 1-416-849-0833 and entering access code 45132684.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information:

Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 08:00e 18-FEB-11